FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                 August, 2003



                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         An announcement on 2003 interim results by Huaneng Power Interna tional Inc. made on August 6, 2003, in English by Huaneng Power International Inc.

                                                                    EXHIBIT 99.1
                                                                    ------------


                            [graphic logo omitted]



To: Business Editor
[For Immediate Release]

                       HUANENG POWER INTERNATIONAL, INC.
                        Announces 2003 Interim Results

                Net Profit Increases 28.58% to RMB2,285 Million

(Beijing, China, August 6, 2003) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its unaudited operating results for the six months period ended June 30, 2003.


Consolidated net profit of the Company and its subsidiary for the first half of 2003 was RMB 2,285 million (equivalent to US$276 million), representing an increase of 28.58% compared to the same period last year. Earnings per share was RMB0.38 or RMB15.20 (equivalent to US$1.84) for each American Depositary Share. The board of directors does not recommend any interim dividends for year 2003.

The increase in profit is due to power generation increase of the Company's power plants, as well as the Company's effective cost control measures. The Company's average unit cost for power sold for the first half of 2003 was decreased by 2.19% compared to the same period last year. The board of directors of the Company is satisfied with the above operating results.

With the joint efforts made by the management and all the staff, the Company achieved satisfactory results in all aspects in the first half of this year:

1. The Company's total power generation based on a consolidation basis for the first half of the year was 41.079 billion kWh, an increase of 39.67% over the same period last year.

2. The Company made breakthrough in acquiring power assets. i) The Company entered into an agreement with Shenzhen Energy Group Co., Ltd. ("SEG") and Shenzhen Investment Holding Corporation to acquire a 25% interest of the enlarged share capital of SEG. The transaction was completed and it enlarged the Company's market share in Guangdong Province, in particular Shenzhen Municipality, an area with rapid economic growth and substantial power demand. ii) The Company entered into a transfer agreement with China Huaneng Group on June 5, 2003 about transferring China Huaneng Group's equity interests in Henan Huaneng Qinbei Power Generation Limited Liability Company, Shanxi Huaneng Yushe Power Limited Liability Company and the entire assets and liabilities of China Huaneng Group Xindian Power Plant. The acquisition and the connected transactions ancillary thereto were approved by the extraordinary general meeting on July 22, 2003, now pending the approvals from the relevant government authorities. The Company believes that the acquisition will bring increase in earnings per share for the Company.

3. In addition, i) the two environmental friendly 135 MW coal-fired generating units (Units 5 and 6) of Jining Power Plant expansion project (using Cycled Fluidized Bed Combustion Boilers) have completed their 168 hours full-load trial run on July 11 and August 5, 2003, respectively and the generating unit 5 has commenced commercial operation. ii) The two gas-fired generation projects in Shanghai and Jinling and the expansion projects of Huaiyin Power Plant Phase II and Shantou Power Plant Phase II, as well as Zhejiang Yuhuan Power Plant have made progress on their preliminary work.

In the second half of year 2003, increasing power demand will put a lot of pressure on the power supply, and the power tariff reform will be further deepened. The management of the Company will continue to put optimization of shareholders' interests as its operating objective, seizing the opportunities and overcoming the difficulties. Accordingly, the management and all the staff of the Company will make joint efforts to ensure the achievement of the annual targets in terms of generation and operation as well as other aspects, and to bring stable and growth return to all of its shareholders.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 14,915MW on an equity basis. The Company wholly owns 13 power plants, and has controlling interests in three power plants and minority interests in three power companies. Today, it is one of the largest independent power producers in China.

                                    ~ End ~


For any details regarding the interim results, please refer to the announcements published on Wen Wei Po and South China Morning Post dated August 7, 2003. The soft copy of the announcement will also be made available at the following websites: Hong Kong Stock Exchange: http://www.hkex.com.hk The Company: http://www.hpi.com.cn


Encl: The unaudited condensed consolidated balance sheet and condensed consolidated income statement of the Company and its subsidiary for the six months period ended June 30, 2003, prepared under International Financial Reporting Standards.


For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel:  (852) 2520 2201
Fax:(852) 2520 2241

                                                                    EXHIBIT 99.2
                                                                    ------------

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
AS AT 30TH JUNE, 2003

(Amounts expressed in thousands of Rmb)

                                                          As of                        As of
                                                     30th June, 2003              31st December, 2002
                                                  ------------------------        -------------------
                                                   (Rmb)          (US$)                 (Rmb)
ASSETS

Non-current assets
    Property, plant and equipment, net            39,582,291     4,781,972            41,103,468
    Investment in an associates                    2,656,942       320,988               200,960
    Available-for-sale investments                   254,990        30,806               254,990
    Other long-term assets                         1,054,040       127,340             1,067,838
    Goodwill                                         130,847        15,808               126,560
    Less: Negative goodwill                       (1,854,588)     (224,054)           (1,978,227)
                                                  -----------    ----------           -----------
             Total non-current assets             41,824,522     5,052,860            40,775,589
                                                  -----------    ----------           -----------
Current assets
    Inventories, net                                 925,284       111,784               923,341
    Other receivables and assets, net                247,223        29,865               242,905
    Accounts receivable                            2,411,838       291,376             2,361,833
    Restricted cash                                   11,870         1,434                13,259
    Temporary cash investments                       934,252       112,868             1,141,502
    Cash and cash equivalents                      1,011,849       122,242             3,002,601
    Due from Huaneng Group                             8,324         1,006                     -
                                                  -----------    ----------           -----------
             Total current assets                  5,550,640       670,575             7,685,441
                                                  -----------    ----------           -----------
             Total assets                         47,375,162     5,723,435            48,461,030
                                                  ===========    ==========           ===========
EQUITY AND LIABILITIES

Shareholders' equity
    4,250,000,000 PRC Domestic Shares,
    par value Rmb 1.00 each,
    in form of legal person shares                 4,250,000       513,446             4,250,000
    250,000,000 A Shares, par value
    Rmb 1.00 each                                    250,000        30,203               250,000
    1,527,671,200 (2002:1,500,273,960)
    Overseas Listed Foreign
    Shares, par value Rmb 1.00 each                1,527,671       184,559             1,500,274
    Additional paid-in capital                    10,780,133     1,302,357            10,604,843
    Dedicated capital                              3,373,423       407,546             3,373,423
    Equity component of convertible notes                255            31                44,647
    Retained earnings                             10,628,670     1,284,059            10,392,873
                                                  -----------    ----------           -----------
             Total shareholders' equity           30,810,152     3,722,201            30,416,060
                                                  -----------    ----------           -----------
Minority interests                                   857,711       103,621               910,704
                                                  -----------    ----------           -----------
Non-current liabilities
    Liability component of convertible notes               -             -               155,999
    Long-term loans from shareholders                194,460        23,493               388,891
    Long-term bank loans                           7,477,104       903,316             8,464,521
    Other long-term loans                            391,389        47,284               331,389
    Other financial liabilities                       13,322         1,609                19,397
    Deferred tax liabilities                         112,492        13,590               121,853
                                                  -----------    ----------           -----------
             Total non-current liabilities         8,188,767       989,292             9,482,050
                                                  -----------    ----------           -----------
Current liabilities
    Accounts payable and other liabilities         3,527,392       426,150             3,734,350
    Taxes payable                                    652,942        78,882               620,189
    Due to HIPDC                                      34,560         4,175               100,475
    Staff welfare and bonus payable                  241,154        29,134               233,566
    Short-term loans                                 200,000        24,162               550,000
    Current portion of long-term loans
    from shareholders                                388,896        46,983               388,891
    Current portion of long-term bank loans        2,060,638       248,947             1,928,732
    Current portion of other long-term loans         349,953        42,278                96,013
    Liability component of convertible notes             913           110                     -
    Dividend payable                                  62,084         7,500                     -
                                                  -----------    ----------           -----------
             Total current liabilities             7,518,532       908,321             7,652,216
                                                  -----------    ----------           -----------
             Total equity and liabilities         47,375,162     5,723,435            48,461,030
                                                  ===========    ==========           ===========


For the convenience of the reader, translation of amounts from Renminbi (Rmb) into United States dollars (US$)
has been made at the rate of US$1.00=Rmb8.2774 announced by the People's Bank of China on 30th June, 2003.
No representation is made that Renminbi amounts could have been, or could be, converted into United States dollars at that rate on 30th June 2003, or at any other certain rate.


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
FOR THE SIX MONTHS ENDED 30TH JUNE, 2003

(Amounts expressed in thousands of Rmb, except per share data)

                                                                     For the six months ended 30th June,
                                                        --------------------------------------------------------------
                                                              2003                                      2002
                                                        ------------------------------------   -----------------------
                                                             (Rmb)              (US$)                  (Rmb)

Operating revenue, net                                        10,514,107          1,270,219                 7,861,204
                                                        -----------------  -----------------   -----------------------

Operating expenses
       Fuel                                                   (4,031,851)          (487,091)               (2,862,970)
       Maintenance                                              (309,316)           (37,369)                 (268,548)
       Depreciation                                           (2,046,390)          (247,226)               (1,579,206)
       Labor                                                    (676,911)           (81,778)                 (433,642)
       Transmission fees                                         (24,876)            (3,005)                  (11,906)
       Service fees to HIPDC                                    (105,220)           (12,712)                 (143,703)
       Others                                                   (231,819)           (28,006)                 (140,105)
                                                        -----------------  -----------------   -----------------------

             Total operating expenses                         (7,426,383)          (897,187)               (5,440,080)
                                                        -----------------  -----------------   -----------------------

Profit from operation                                          3,087,724            373,032                 2,421,124
                                                        -----------------  -----------------   -----------------------

       Interest income                                            32,329              3,906                    73,021
       Interest expense                                         (305,968)           (36,964)                 (266,684)
       Bank charges and exchange losses, net                     (10,439)            (1,261)                   (6,625)
                                                        -----------------  -----------------   -----------------------

             Total financial expenses                           (284,078)           (34,319)                 (200,288)
                                                        -----------------  -----------------   -----------------------

Share of profit (loss) of associates                              62,897              7,599                   (16,935)

Gain from disposal of investments                                 10,168              1,228                         -

Other income, net                                                 10,035              1,212                         -
                                                        -----------------  -----------------   -----------------------

Profit before tax                                              2,886,746            348,752                 2,203,901
                                                        -----------------  -----------------   -----------------------

Income tax expenses

       The Company and its subsidiaries                         (512,522)           (61,918)                 (381,966)
       Associates                                                (11,476)            (1,386)                        -
                                                        -----------------  -----------------   -----------------------

             Total income tax expenses                          (523,998)           (63,304)                 (381,966)
                                                        -----------------  -----------------   -----------------------

Profit before minority interests                               2,362,748            285,448                 1,821,935

Minority interests                                               (77,543)            (9,368)                  (44,658)
                                                        -----------------  -----------------   -----------------------

Net profit attributable to shareholders                        2,285,205            276,080                 1,777,277
                                                        =================  =================   =======================

Basic earnings per share(Rmb)                                       0.38               0.05                      0.30
                                                        =================  =================   =======================

Diluted earnings per share(Rmb)                                     0.38               0.05                      0.29
                                                        =================  =================   =======================


For the convenience of the reader, translation of amounts from Renminbi (Rmb) into United States dollars (US$)
has been made at the rate of US$1.00=Rmb8.2774 announced by the People's Bank of China on 30th June, 2003.
No representation is made that Renminbi amounts could have been, or could be, converted into United States dollars at that rate on 30th June, 2003, or at any other certain rate.

                                                                    ------------

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under- signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                            -------------------------------


                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date:     August 8, 2003